Exhibit 8.1

THOMAS J. HARRIS
CERTIFIED PUBLIC ACCOUNTANT
3901 STONE WAY N., SUITE 202
SEATTLE, WA  98103
206.547.6050

May 7, 2013

RE:          AMERICAN SIERRA GOLD CORP.
Tax Research: Type B Reorganization

To Whom It May Concern:

American Sierra Gold Corp. (the “Company”) is in the process of offering to the shareholders of Medinah Gold, Inc. (“Medinah”) shares of the Company’s common stock in exchange for their shares of Medinah, on a one-for-one basis.  After the exchange is completed, Medinah will be a subsidiary of the Company. No boot will be received and the Company desires to qualify the transaction under IRC Section 368 as a tax free reorganization. IRC Section 368 (a)(1)(B) defines this type of transaction as a reorganization. IRC Section 354(a)(1) provides that there will be no gain or loss to the Medinah shareholders as a result. IRC Section 358(a)(1) provides that the basis of the Company shares received will be the same as the basis of the Medinah shares given up.  Pursuant to the anticipated transaction the Company (parent) will issue approximately 63,941,540 shares of its common stock at a par value of $0.001 to the Medinah shareholders in exchange for 100% of their common stock. The subsidiary will not be liquidated or merged into the parent.

Issues:

Each type of reorganization has its own requirements for tax-free status. However, all reorganizations must comply with certain broad rules. These include a plan of reorganization, a business purpose, continuity of business enterprise, and continuity of proprietary interest. Failure to comply with the specific requirements of each type of reorganization, or with the general requirements will cause the entire transaction to be taxable. Even if a transaction qualifies as reorganization, it can still be partly taxable if boot is involved. Boot is nonqualified property received by a party to the reorganization.

Analysis and Conclusion:

Assuming the requirements mentioned above are satisfied, the proposed transaction will to qualify for tax free treatment pursuant to IRC Section 368(a)(1)(B) as a Type B reorganization. As a Type B reorganization in which solely stock is exchanged, no gain or loss will be recognized  and the basis of the stock exchanged will carryover into the new stock, IRC Section 354(a)(1) and 358(a)(1) respectively.

IRS CIRCULAR 230 DISCLOSURE: Tax advice contained in this communication (including any attachments) is neither intended nor written to be used, and cannot be used, to avoid penalties under the Internal Revenue Code or to promote, market or recommend to anyone a transaction or matter addressed in this communication.

/s/ Thomas J. Harris
Thomas J. Harris
Certified Public Accountant